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                                                                 Exhibit 3.1

The following amendment to Laclede Gas Company's Articles of Incorporation was adopted on October 1, 2001.

         Article Number IV.A. is amended to read as follows:

         The number of directors shall be fixed (or changed) from time to time by, or in the manner specified in, the bylaws; provided that the total number of directors (as thus fixed or changed) constituting the Board of Directors shall in no event be less than four (4) nor more than seven (7). None of such directors need be shareholders of this corporation. This corporation shall give written notice to the Secretary of State of the number of the directors thus fixed (or changed) by any method, such notice to be given as required by law. The directors shall be elected by cumulative voting as provided by Missouri law, and shall, without limiting their other powers, have the power to make, alter, amend or repeal the bylaws of this corporation.